Exhibit 99.1

FOR IMMEDIATE RELEASE

Fincera Announces Special Cash Dividend of $2.00 per Share, Subject to FINRA Approval

Shijiazhuang, Hebei Province, China – June 6, 2017 – Fincera Inc. (“Fincera”, the “Company”, “we” or “our”) (OTCQB: AUTCF) (f/k/a AutoChina International), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today announced that its Board of Directors has approved a special cash dividend of $2.00 per share.

The dividend is currently pending approval of the Financial Industry Regulatory Authority in the United States (FINRA). If approved by FINRA, the dividend will be paid on or around June 14, 2017, to all shareholders of record as of the close of business on June 7, 2017. Mr. Yong Hui Li, Fincera’s Chairman and Chief Executive Officer, has elected to defer receipt of $30.3 million of the dividend payment on the majority of his shareholdings until a later date.

Mr. Li stated, “It has been several years since we last issued a special dividend to our shareholders. With the growth in our internet-based business and our strengthening cash position, we are pleased to be returning capital to our loyal shareholders through this special dividend. Furthermore, I have decided to defer receipt of a large portion of the dividend payment for my shareholdings until a later date to show my continued support for the Company.”

As of March 31, 2017, the Company had approximately 23.6 million shares outstanding. As of December 31, 2016, the Company had $104.1 million in cash and cash equivalents.

About Fincera Inc.:
Founded in 2005, Fincera Inc. (OTCQB: AUTCF) (f/k/a AutoChina International) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement:
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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changing principles of generally accepted accounting principles;

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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation;

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continued compliance with government regulations;

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legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;

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fluctuations in consumer demand;

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management of rapid growth;

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general economic conditions;

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changes in government policy;

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fluctuations in sales of commercial vehicles in China;

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China’s overall economic conditions and local market economic conditions;

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the Company’s business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, and the introduction of new products and services;

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our ability to successfully integrate recent acquisitions;

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credit risk affecting our revenue and profitability, including our ability to manage the default risk of customers;

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the results of future financing efforts; and

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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT At the Company Jason Wang Chief Financial Officer (858) 997-0680 / jcwang@fincera.net	Investor Relations The Equity Group Inc. Carolyne Y. Sohn Senior Associate (415) 568-2255 / ccsohn@equityny.com
Adam Prior Senior Vice President (212) 836-9606 / aprior@equityny.com